UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                                 Celeritek, Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                                 Tamer Husseini
                                 Celeritek, Inc.
                              3236 Scott Boulevard
                          Santa Clara, California 95054

                                 (408) 986-5060
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103

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      1.    Names of Reporting Persons: Anaren, Inc.

            I.R.S. Identification Nos. of above persons (entities only):
            16-0928561

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]

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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions)

            WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)

            [ ]

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      6.    Citizenship or Place of Organization

            New York

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                          7.      Sole Voting Power                    608,757
Number of Shares
Beneficially              ------------------------------------------------------
Owned by                  8.      Shared Voting Power                   - 0 -
Each
Reporting                 ------------------------------------------------------
Person With               9.      Sole Dispositive Power               608,757

                          ------------------------------------------------------
                          10.     Shared Dispositive Power              - 0 -

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

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            608,757 shares of Common Stock

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) [ ]

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      13.   Percent of Class Represented by Amount in Row (11)

            4.74%

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      14.   Type of Reporting Person (See Instructions)

            CO

--------------------------------------------------------------------------------

      This Amendment No. 6 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2002, as amended on August 6, 2002, September 20, 2002, April 10, 2003, May 2, 2003 and July 16, 2004, by
Anaren, Inc. (formerly Anaren Microwave, Inc.), a New York corporation ("Anaren"), with respect to its ownership of common stock, no par value, of Celeritek, Inc., a California corporation ("Celeritek").

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented with the following:

      As disclosed in Amendment No. 5 to Schedule 13D filed by Anaren on July 16, 2004, the shares of Celeritek Common Stock beneficially owned by Anaren will, for so long as Anaren retains such ownership, be held for investment purposes and not with a view towards effectuating a business combination. As set forth in Item 5 below, Anaren has disposed of a portion of the Celeritek Common Stock previously held by it. Depending on the results of its ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, and/or other investment considerations, Anaren may dispose of some or all of its remaining holdings in privately negotiated or open market transactions, or may retain such shares for investment purposes as described above. Except to the extent the foregoing may be deemed a plan or proposal, Anaren has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. As a result of the transactions described in Item 5 below, Anaren now beneficially owns less than 5% of the issued and outstanding Celeritek Common Stock, and is no longer required to file a Schedule 13D.


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

Item 5 Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented with the following:

      During the past 60 days, Anaren sold 89,200 shares of Celeritek Common Stock in open market transactions as follows:

      Trade Date                 Number of Shares          Price Per Share
      --------------------------------------------------------------------
      10/05/2004                      3,200                     $3.45
      10/06/2004                      5,000                     $3.45
      10/07/2004                     14,300                     $3.45
      10/08/2004                      3,000                     $3.45
      10/11/2004                      4,300                     $3.45
      10/12/2004                      5,400                     $3.45
      10/14/2004                      2,700                     $3.49
      10/21/2004                      5,000                     $3.51
      10/25/2004                        500                     $3.45
      10/26/2004                      2,400                     $3.45
      10/28/2004                      1,100                     $3.45
      11/01/2004                     27,300                     $3.64
      11/02/2004                     15,000                     $3.62

      Following the above referenced sales, and as of the date of this Amendment No. 6, Anaren has sole voting and dispositive power over 608,757 shares of Celeritek Common Stock. According to Celeritek's Quarterly Report on Form 10-Q for the period ended June 30, 2004, as of July 25, 2004 Celeritek had outstanding approximately 12,855,962 shares of Common Stock. Accordingly, the 608,757 shares held by Anaren represent approximately 4.74% of the outstanding Common Stock. Anaren ceased to hold at least 5% of the outstanding Common Stock as of November 1, 2004.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 3, 2004                      ANAREN, INC.

                                            By:    /s/ Lawrence A. Sala
                                                   -----------------------------
                                            Name:  Lawrence A. Sala
                                            Title: President and Chief Executive
                                                   Officer


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